2007-2008 Saskatchewan Mid-Year Report

Hon. Rod Gantefoer Minister of Finance	Budget Update

Mid-Year Report
Government of Saskatchewan
November 29, 2007

Table of Contents

Introduction	1
Economic Update	2
Financial Overview	10
Borrowing and Debt	18

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES

GRF - Statement of Revenue	22
GRF - Statement of Expense	23
GRF - Statement of Borrowing Requirements	24
GRF - Statement of Debt	25
GRF - Statement of Guaranteed Debt	26

SUMMARY STATEMENT FINANCIAL TABLES

Summary Statement of Surplus	28
Summary Statement of Debt	30

Mid-Year Report 2007-08 / Budget Update

Introduction

The province is continuing to enjoy a significant boom in 2007-08. The revised General Revenue Fund (GRF) financial position is now estimated to be as follows:

(millions)
Revenue	$9,108.2
Operating Expense	8,036.2
Operating Surplus	1,072.0
Debt Servicing	545.0
Pre-transfer Balance	527.0
FSF Transfer	(263.5)
SIF Transfer	0.0
Surplus	$263.5

This represents an increase in revenues of approximately $1.239 billion over budget, largely due to the following:

(millions)
Taxes	$408.0
Non-renewable resources	430.8
Other own source revenue	51.4
Federal transfers	348.7
Total Revenue Increase	$1,238.9

The increase in federal transfers was largely reported in the First Quarter Report in response to the 2007-08 federal budget. Strong economic growth combined with retail spending is contributing to the tax increase, along with a significant prior year adjustment based on updated federal tax assessments reflecting stronger than previously recorded revenue for 2006-07.

The current forecast also reflects a fiscal year oil price forecast of US$80 per barrel for West Texas Intermediate (WTI) crude oil.

Spending is up $246.5 million over budget. Details are set out starting on page 14.

The GRF is now projecting a $527 million surplus before transfers in or out of the Fiscal Stabilization Fund (FSF) and the Saskatchewan Infrastructure Fund (SIF). This is an improvement of $1.007 billion from budget. Accordingly, the province is no longer forecasting to draw $509.9 million out of the FSF as estimated at budget. Furthermore, the province is now setting aside one half of the pre-transfer surplus into the FSF to be available for future needs.

On a Summary Financial Statement basis, the province is now estimating a surplus of $948.8 million, versus the $701.3 million deficit estimated at budget, largely due to improvements to the GRF, FSF, SIF and sale of the province’s interest in NewGrade.

The Mid-Year Report reflects the elimination of Provincial Sales Tax (PST) on eligible used vehicles announced effective November 8, 2007. The next update will be released after the third quarter.

Mid-Year Report 2007-08 / Budget Update	1

Economic Update

INTRODUCTION

The 2007-08 Budget forecast 2.9 per cent real GDP growth for the province in 2007 and 2.6 per cent in 2008.

Overall, the provincial economy is in line with this previous forecast, with growth forecasts of 3.1 per cent this year and 2.7 per cent in 2008. This slight upward revision is primarily the result of larger-than-anticipated investment and consumption spending through the first several months of the year.

For the most part, commodity prices this year have ended up much higher than forecast in the 2007-08 Budget, resulting in a significant upward revision to the nominal growth forecast. The previous forecast was for 3.2 per cent growth in both 2007 and 2008. The current economic forecast is for 8.9 per cent growth in 2007 and 4.0 per cent in 2008.

Canadian growth is expected to be higher this year and next despite a more pronounced slowing of the U.S. economy. While the manufacturing sector is suffering from the effects of a stronger Canadian dollar and housing slump in the U.S., domestic demand remains strong.

One risk to the current growth forecast is the performance of the U.S. economy, which is now projected to slow to 2.1 per cent growth in 2007 and 2.9 per cent in 2008. While Canadian, and in particular Saskatchewan, growth has seemingly not suffered significantly in recent months from the weakening U.S. economy, the sub-prime mortgage crisis in the U.S. is still playing itself out and the full effects may not yet be known.

EXTERNAL CONDITIONS

GLOBAL ECONOMIC OUTLOOK

The global economy expanded at a strong pace in the first three quarters of 2007, led by developing economies. The Bank of Canada is currently projecting global economic growth of around 5.2 per cent this year.

The Japanese and Euro zone economies are experiencing a bit of a slowdown in 2007 due to weak investment, yet

2	Mid-Year Report 2007-08 / Budget Update

household spending and corporate profits remain positive. In China and emerging Asia, growth remains strong.

How the U.S. subprime mortgage crisis will impact the U.S. economy depends in large part on the resiliency of consumer spending. The evaporation of the wealth effect amid the current housing downturn has had an impact on consumer confidence. The recent lowering of U.S. interest rates should provide some level of offset. As well, the weaker US dollar is expected to boost U.S. net exports. U.S. real economic growth is currently projected to be 2.1 per cent in 2007 and 2.9 per cent in 2008.

Given current fundamentals, the Canadian economy is expected to remain sound this year and next despite some slowing of the U.S. economy.

Low unemployment, strong corporate and personal income growth, low interest rates and healthy government finances remain intact. Growth of 2.6 per cent and 2.7 per cent is expected in 2007 and 2008, respectively.

CANADIAN DOLLAR VIS-À-VIS THE US DOLLAR

The Canadian dollar vis-à-vis the US dollar increased substantially of late, due primarily to U.S. interest rate cuts in the third quarter of this year, increases in the value of Canada’s commodity exports, as well as a general weakening in the value of the US dollar.

While the Canadian dollar reached parity with the US dollar in mid-September and has been as high as 110 US cents, it has averaged 91.84 US cents in the first 10 months of 2007.

Assuming the exchange rate averages 101.30 US cents in the last two months of 2007 results in an annual average exchange rate of 93.40 US cents for the entire calendar year.

The Canadian dollar is anticipated to average 100.4 cents US in 2008 and 99.8 cents US in 2009 – essentially sustaining at or near parity for the next two years – significantly above the 2007-08 Budget assumption.

CANADIAN AND U.S. ECONOMIC ASSUMPTIONS
(Per cent Change Unless Noted Otherwise)

	2007-08 Budget			2007-08 Mid-Year
	2007	2008	2009	2007	2008	2009
U.S. Real GDP	2.4	3.1	3.3	2.1	2.9	2.8
Canadian Real GDP	2.3	2.8	2.9	2.6	2.7	2.7
Canadian CPI	1.6	1.9	2.0	2.4	1.9	1.8
Canadian Interest Rates (%)
Short-term	4.2	4.3	4.5	4.5	4.8	4.8
Long-term*	5.4	5.9	6.3	4.5	4.9	5.1
Canadian Dollar (US cents)	88.4	89.6	90.3	93.4	100.4	99.8

* The long-term interest rates presented in the 2007-08 Budget were based on the Scotia long-term corporate bond rate which is no longer published by the Bank of Canada. The Mid-Year forecast thus uses the 10-Year Government of Canada bond rate.

Mid-Year Report 2007-08 / Budget Update	3

COMMODITY PRICE UPDATE

In the 2007-08 Budget, the price of West Texas Intermediate (WTI) oil was anticipated to average US$58.75 per barrel in 2007 and US$58.00 per barrel in 2008.

NON-RENEWABLE RESOURCE PRICES

	2007-08 Budget			2007-08 Mid-Year
	2007	2008	2009	2007	2008	2009
WTI Oil (US$/barrel)	58.75	58.00	55.00	71.90	78.00	68.00
Natural Gas (C$/GJ)	6.12	6.25	6.20	6.06	6.48	6.35
Potash (C$/tonne)	280.87	283.22	284.40	290.09	320.46	328.12

However, oil prices have actually averaged US$68.14 per barrel in the first 10 months of 2007, with rising consumption, falling inventories, and moderate non-OPEC supply growth cited as the main contributing factors.

With prices recently exceeding US$90 per barrel, the WTI oil price is expected to average US$71.90 per barrel in 2007 and US$78.00 per barrel in 2008.

The price of natural gas has averaged $6.33 per GJ through August of this year, $0.21 per GJ more than what was assumed at Budget.

However, the price of natural gas has also come down of late.

Mild weather in the U.S. has allowed the volumes of natural gas in winter storage facilities to grow to above the five-year average. With above normal volumes in storage, the price of natural gas is anticipated to average $6.06 per GJ in 2007 and $6.48 per GJ in 2008.

Potash prices are anticipated to average $290.09 per tonne in 2007 and $320.46 per tonne in 2008.

4	Mid-Year Report 2007-08 / Budget Update

MAJOR CROP PRICES*

	2007-08 Budget			2007-08 Mid-Year
	2007	2008	2009	2007	2008	2009
Wheat (C$/tonne)	130.00	143.86	159.97	222.38	212.49	202.61
Barley (C$/tonne)	100.00	85.04	91.70	169.39	160.36	151.34
Canola (C$/tonne)	300.00	247.98	257.88	388.00	374.31	360.61

* Crop year basis

In the 2007-08 Budget, wheat prices were expected to average $130.00 per tonne in 2007 and $143.86 in 2008 while the price of barley was anticipated to average $100.00 and $85.04 per tonne, respectively.

Canola was projected to average $300.00 per tonne in 2007 and $247.98 per tonne in 2008.

Grain prices in general have tended to increase this past year due to droughts in Asia and Europe and the rapid increase in demand for corn in the U.S. for the production of ethanol.

The price of wheat is now expected to average $222.38 in 2007 and the price of barley and canola are now expected to average $169.39 and $388.00 per tonne, respectively.

SASKATCHEWAN ECONOMIC OUTLOOK

OUTPUT GROWTH

The Saskatchewan Bureau of Statistics’ Spring 2007 estimate for the Province’s nominal and real GDP growth in 2006 was 5.7 per cent and 0.9 per cent, respectively. Statistics Canada’s Spring 2007 estimates were 5.0 per cent and 0.4 per cent. However, Statistics Canada’s revised estimate for 2006 nominal GDP and real GDP growth are 4.9 per cent and -0.4 per cent, respectively.

The nominal GDP growth forecast for 2007 is much higher than at Budget due primarily to higher commodity prices. The current forecast is for 8.9 per cent nominal GDP growth.

FORECAST SUMMARY OF THE SASKATCHEWAN ECONOMY
(Per Cent Change Unless Otherwise Noted)

		2007-08 Budget			2007-08 Mid-Year
	2006*	2007	2008	2009	2007	2008	2009
Nominal GDP	5.7	3.2	3.2	2.7	8.9	4.0	2.4
Real GDP	0.9	2.9	2.6	2.4	3.1	2.7	2.6
CPI	2.1	1.8	1.8	1.8	2.7	1.9	1.8
Employment Growth (000s)	8.1	4.0	4.2	4.2	9.8	7.1	4.9
Unemployment Rate (%)	4.7	4.6	4.6	4.6	4.4	4.1	4.1

* Actual
Source: Saskatchewan Bureau of Statistics

Mid-Year Report 2007-08 / Budget Update	5

The 2007 real GDP growth forecast has been revised upwards from 2.9 per cent to 3.1 per cent.

Higher investment and consumption spending are the primary reasons for this upward revision. Imports, which are a subtraction in the calculation of GDP, are also higher.

The fact that higher investment and consumption spending are the main reasons for the upward revision to the growth forecast should not be much of a surprise given current year-to-date data for the province’s economy.

•	The residential construction sector is booming, with housing starts through the first six months of this year up 73.4 per cent from one year ago.

•	In addition, the value of building permits for the residential and commercial sectors through the first eight months of this year is up 82.7 per cent and 78.3 per cent, respectively, from the same period last year.

6	Mid-Year Report 2007-08 / Budget Update

•	Finally, while all of the categories of investment (government, residential and non-residential, and machinery and equipment) have increased, machinery and equipment investment has increased substantially, perhaps helped out by the strengthening Canadian dollar.

Strong consumption spending is also clearly supported by recent retail sales data.

•	Through the first nine months of this year, the value of retail sales in Saskatchewan was 11.7 per cent higher than in the same period in 2006 – the fastest rate of growth among provinces.

At the same time, there are a couple of factors offsetting the effects of higher investment and consumption spending.

•	Expected 2007 crop receipts are virtually unchanged from the Budget forecast, reflecting higher prices offsetting a smaller-than-expected crop volume. Saskatchewan Agriculture and Food’s final crop report for this year indicated a 23.9 million tonne crop in 2007, essentially the same as the 23.8 million tonne crop in 2006, but well below the Budget assumption of 27.9 million tonnes.

•	Production in the oil and gas sector is also lower in 2007 than was the case in 2006. Through July, the volume of oil production is down 0.3 per cent from the same period last year, while the volume of natural gas production is down 8.0 per cent.

The current growth forecast is consistent with the average of private sector forecasts.

2007 SASKATCHEWAN ECONOMIC INDICATORS
(Per Cent Change Unless Noted Otherwise)

Indicators	Year-to-Date Change	January through
Volume of Oil Production	-0.3	July
Value of Oil Sales	-2.0	July
Volume of Natural Gas Production	-8.0	July
Value of Natural Gas Sales	-6.9	July
Total Oil and Gas Wells Drilled	-7.8	September
Volume of Potash Production	51.6	July
Value of Potash Sales	71.3	June
Employment Growth (000s)	11.2	October
Unemployment Rate (%)	4.3	October
Value of Manufacturing Shipments	1.2	August
International Exports	7.0	August
Retail Sales	11.7	September
Wholesale Trade	17.3	August
New Vehicle Sales	15.9	August
Value of Building Permits	39.8	August
Housing Starts	73.4	June

Mid-Year Report 2007-08 / Budget Update	7

On average, the private sector is forecasting 4.0 per cent growth this year, slowing a bit in 2008 and 2009 to 3.2 per cent and 2.8 per cent, respectively.

EMPLOYMENT GROWTH

The employment growth forecast has increased from 4,000 jobs to 9,800 jobs in 2007 amid strong growth in trade, services and construction employment.

At the same time, the forecast for the province’s unemployment rate has been revised downwards from 4.6 per cent to 4.4 per cent in 2007.

The average of the private sector forecasts is somewhat more optimistic about 2007 job growth and somewhat less optimistic about 2008 and 2009. However, both forecasts follow the general trend of lower employment growth in each of the next two years as the economy eases from its current pace of growth.

8	Mid-Year Report 2007-08 / Budget Update

PERSONAL INCOME AND REALIZED NET FARM INCOME

Robust employment and wage growth is anticipated to lead to considerable income gains over the forecast period.

For 2007, personal disposable income in the province is forecast to increase by 9.1 per cent, followed by 5.2 per cent and 5.7 per cent growth in 2008 and 2009, respectively.

Saskatchewan realized net farm income is forecast to increase to $717 million this year, primarily due to strong crop prices.

The outlook for 2008 and 2009 is somewhat lower primarily due to rising operating costs.

CONCLUSION

Saskatchewan’s economy remains on a positive growth track. The current forecast is for 3.1 per cent and 2.7 per cent growth in 2007 and 2008, respectively.

The economic forecast is based on various assumptions, which might or might not end up holding over the course of the next year or so.

An average crop, in terms of quantity and quality, has been assumed.

The Canadian dollar is assumed to remain near record highs in the near term. If, on the other hand, it weakened, actual growth may end up higher given that Saskatchewan exports become more competitive in world markets as the value of the Canadian dollar decreases.

As well, unforeseen significant changes in energy prices could potentially have some impact on the growth forecast.

The forecast also assumes U.S. growth of 2.1 per cent and 2.9 per cent in 2007 and 2008, respectively.

However, the full effect of the U.S. sub-prime mortgage crisis is not yet realized.

A continuation of falling home prices, further job losses in housing related sectors like construction, real estate as well as financial services, could impact further on consumer spending, and thus U.S. growth.

Mid-Year Report 2007-08 / Budget Update	9

Financial Overview

OVERVIEW

The 2007-08 Budget estimated a General Revenue Fund (GRF) surplus of $75.0 million.

At mid-year:

•	revenue is up $1,238.9 million or 15.7 per cent from Budget (up $848.5 million from 1st quarter);

•	operating expense is up $246.5 million or 3.2 per cent from Budget (up $140.5 million from 1st quarter); and,

•	interest costs are down $15.0 million from Budget (down $7.0 million from 1st quarter).

The resulting pre-transfer balance is a $527.0 million surplus – a $1,007.4 million turnaround from the Budget Estimate of a $480.4 million pre-transfer deficit.

2007-08 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$7,869.3	$8,259.7	$9,108.2	$1,238.9	$848.5
Operating Expense	7,789.7	7,895.7	8,036.2	246.5	140.5

Operating Surplus	79.6	364.0	1,072.0	992.4	708.0
Debt Servicing	560.0	552.0	545.0	(15.0)	(7.0)

Pre-Transfer Balance	(480.4)	(188.0)	527.0	1,007.4	715.0
FSF Transfer	509.9	349.9	(263.5)	(773.4)	(613.4)
SIF Transfer	45.5	75.5	0.0	(45.5)	(75.5)

Surplus	$75.0	$237.4	$263.5	$188.5	$26.1

FSF Balance	$377.6	537.6	1,151.0	773.4	613.4
SIF Balance	$52.4	29.5	105.1	52.7	75.6

One-half of the pre-transfer surplus ($263.5 million) will be transferred to the Fiscal Stabilization Fund (FSF) and the other half of the surplus – the $263.5 million GRF surplus – will be used to reduce total debt.

On a summary statement basis, the current surplus forecast of $948.8 million represents a significant improvement from the Budget deficit of $701.3 million.

Total debt is down $783.2 million from Budget (down $40.9 million from 1st quarter), reflecting:

•	a $430.4 million decrease in Government debt from Budget (a $30.7 million decrease from 1st quarter); and,

•	a $352.8 million decrease in Crown corporation debt from Budget (a $10.2 million decrease from 1st quarter).

10	Mid-Year Report 2007-08 / Budget Update

GRF REVENUE

Total GRF revenue is projected to be $1,238.9 million, or 15.7 per cent, higher than the Budget estimate. Own-source revenue accounts for about 72 per cent of the total increase, or $890.2 million, largely as the result of higher oil prices and income tax revenue. Transfers from the federal government are forecast to be $348.7 million higher than anticipated.

Taxation revenue is projected to be up $408.0 million compared to the Budget estimate. This increase is composed of:

•	a $361.0 million increase in Corporation and Individual Income Tax revenue. The increase primarily reflects stronger-than-anticipated assessment data for the 2006 tax year which will result in larger-than-forecast reconciliation payments for the previous tax year. Revised forecasts for personal taxable income growth and the corporate tax base in 2007 and 2008 have also been incorporated. Individual Income Tax is forecast to be up $216.4 million and Corporation Income Tax is forecast to be up $144.6 million;

•	a $62.0 million increase in Sales Tax revenue after accounting for the estimated fiscal impact of eliminating the PST on used cars and light-duty trucks. The overall increase in Sales Tax revenue reflects continued economic strength in the Saskatchewan economy; and,

•	a $15.0 million net decrease in all other tax revenue categories.

Non-renewable resource revenue is projected to be $430.8 million higher than the Budget estimate. This increase takes into account the $255.4 million increase projected at the end of the second quarter (September), as well as a further $175.4 million forecast adjustment in order to incorporate increases in WTI oil prices and the value of the Canadian dollar since the end of September.

Specifically, the increase in non-renewable resource revenue is comprised of:

•	a $335.7 million increase in oil revenue due to higher prices and bonus bid revenue projected at the end of the second quarter.

2007-08 REVENUE CHANGE, BY CATEGORY

(millions of dollars)	Change	Total
Budget Revenue Estimate		$7,869.3
Revenue Forecast Changes
Taxes	+ 408.0
Non-Renewable Resources	+ 430.8
Other Own-Source (including Crown Entities)	+ 51.4
Federal Transfers	+ 348.7
Total Change from Budget to Mid-Year		+ 1,238.9

Mid-Year Revenue Projection		$9,108.2

Mid-Year Report 2007-08 / Budget Update	11

This includes a $203.2 million increase in royalties and other oil revenue, as well as a $132.5 million increase in bonus bid revenue;

•	a $14.8 million increase in other non-renewable resource revenue;

•	a $48.3 million decrease in potash revenue reflecting higher-than-expected capital spending due to anticipated mine expansions that outweighs higher prices and sales volumes;

•	a $46.8 million decrease in natural gas revenue due to lower prices and production. The average fiscal-year price for natural gas has fallen from $6.20 per GJ at Budget to the current forecast of $6.00 per GJ; and,

•	a $175.4 million net increase in GRF revenue in order to account for higher oil prices and exchange rate since the end of September.

WTI oil prices averaged US$70.21 per barrel over the April to September period. Based on the assumption that world oil prices would moderate over the last half of the fiscal year, as was the case in 2006-07, the second-quarter price forecast of US$68.55 per barrel was reasonable at the end of the second quarter.

However, oil prices averaged US$85.66 per barrel in October and well over US$90.00 in the first half of November. Accordingly, the current revenue forecast has been adjusted to include an average price of US$80.00 per barrel in 2007-08. This is projected to result in an extra $229.0 million in GRF revenue.

The 2007-08 exchange rate forecast was 95.11 US cents at the close of the second quarter. The Canadian dollar averaged 93.32 US cents over the April to September period and, as a result, this forecast was reasonable at the end of the second quarter.

Since then, however, the exchange rate has increased significantly and

12	Mid-Year Report 2007-08 / Budget Update

maintained a trading value above par with the US dollar. The exchange rate averaged 97.6 US cents in October and approximately 104.0 US cents in the first half of November.

Therefore, the current exchange rate forecast has been revised to 97.25 US cents for 2007-08. This is projected to result in a $53.6 million reduction in GRF revenue.

The total impact of these two forecast adjustments made since the end of the second quarter is estimated to be $175 million. The third quarter revenue forecast will incorporate further revisions to the forecasts for WTI oil prices and the exchange rate as more data becomes available.

Other own-source revenue (including transfers from Crown Entities) is projected to be $51.4 million higher than the Budget estimate due to:

•	a $13.5 million increase in SLGA net income, reflecting economic strength and higher SIGA net income;

•	a $10.0 million increase in interest, premium, discount and exchange earnings, primarily reflecting higher-than-expected interest income on available working capital; and,

•	a $27.9 million net increase in all other own-source revenue sources.

Federal transfers are projected to be $348.7 million higher than the Budget estimate. The federal budget was released three days prior to the release of the Saskatchewan Budget and contained significant announcements that impacted 2007-08 GRF revenue, including Equalization reform. These announcements were not able to be incorporated into Saskatchewan’s Budget, but they were accounted for in the First Quarter Financial Report.

This increase since Budget is due to:

•	a $226.1 million increase in Equalization;

•	a $130.7 million increase in other federal transfers, largely due to the receipt of one-time funding for health, labour market, child care and environmental initiatives announced in the federal budget ($104.0 million); partially offset by,

•	an $8.1 million decrease in CHT and CST payments.

Mid-Year Report 2007-08 / Budget Update	13

GRF OPERATING EXPENSE

At mid-year, operating expense is projected to be $246.5 million above budget. The majority of the change is in the following areas.

•	Learning – Teachers’ Pensions and Benefits is up $52.2 million from budget, primarily due to increased requirements for GRF funding for the Teachers’ Superannuation Plan as a result of actuarial information and expected utilitzation and rate changes. The Teachers’ Extended Health Plan also requires additional funding resulting from the teachers’ collective agreement settlement.

•	Corrections and Public Safety is up $30.3 million from budget, primarily due to an increase in eligible claims under the Provincial Disaster Assistance Program, an increase in inmate bed space capacity and additional cost to sustain the SaskTel FleetNet System pending wind-down, while a replacement system is built.

•	Learning is up $28.2 million from budget, primarily due to raising the education property tax credit on residential and commercial property, the teachers’ collective agreement settlement and unbudgeted funding provided by the federal government for Early Learning and Child Care initiatives.

•	Health is up $28.1 million from budget, primarily due to increased funding to improve workplace safety, worker recruitment and retention in the health sector, as well as patient wait time guarantee investments.

•	Industry and Resources is up $27.8 million from budget, primarily due to funds received from EnCana pursuant to the October, 2007 agreement on decommissioning and reclaiming the Lorado uranium mine site, commitment to Doepker Industries, support for the Hydrogen Technologies Corporation PureEnergy project and funding for a University of Regina professorship in petroleum-coke gasification.

•	Highways and Transportation is up $17.9 million from budget, primarily due to emergency work related to spring flooding and public safety repairs.

•	Culture, Youth and Recreation is up $14.0 million from budget, primarily due to an increase in the Film Employment Tax Credit program and increased funding for the Saskatchewan Arts Board, Western Development Museum and projects under the Building Communities Program.

•	First Nations and Métis Relations is up $13.2 million from budget, primarily due to higher-than-anticipated payments to the First Nations Trust and Community Development Corporations based on higher Saskatchewan Indian Gaming Authority net income in 2006-07 and 2007-08, as well as additional funding for the First Nations Trust as a result of amendments to the Gaming Framework Agreement.

14	Mid-Year Report 2007-08 / Budget Update

•	Advanced Education and Employment is up $11.5 million from budget, primarily due to training facilities capital transfers provided under the federal-provincial Labour Market Partnership Agreement, funding provided for one-time capital to support training opportunities for health professionals and increased funding for InterVac.

•	Chief Electoral Officer is up $9.7 million from budget primarily due to the estimated cost of the general election.

•	Public Service Commission (PSC) is up $9.4 million from budget, primarily due to the transfer of Human Resource functions to the PSC, and is fully offset by reductions in other departments’ expense, and an increase related to the single-window human resource administration and payroll service delivery project.

•	Justice is up $4.5 million from budget, primarily due to increased RCMP compensation and operating costs as well as new community safety programming.

•	Northern Affairs is up $4.5 million from budget, primarily due to one-time funding for the Primrose Lake economic development trust fund.

2007-08 OPERATING EXPENSE CHANGE, BY DEPARTMENT

(millions of dollars)	Change	Total
Budget Operating Expense		$7,789.7

Operating Expense Forecast Changes
Learning – Teachers’ Pensions and Benefits	+ 52.2
Corrections and Public Safety	+ 30.3
Learning	+ 28.2
Health	+ 28.1
Industry and Resources	+ 27.8
Highways and Transportation	+ 17.9
Culture, Youth and Recreation	+ 14.0
First Nations and Métis Relations	+ 13.2
Advanced Education and Employment	+ 11.5
Chief Electoral Officer	+ 9.7
Public Service Commission	+ 9.4
Justice	+ 4.5
Northern Affairs	+ 4.5
Finance – Public Service Pensions and Benefits	+ 3.7
Environment	- 8.3
Community Resources	- 1.2
Other Net Changes	+ 1.0

Total Change from Budget to Mid-Year		+ 246.5

Mid-Year Operating Expense Projection		$8,036.2

Mid-Year Report 2007-08 / Budget Update	15

•	Finance – Public Service Pensions and Benefits is up $3.7 million from budget, primarily due to higher-than-expected salaries across government.

•	Environment is down $8.3 million from budget primarily due to a decrease in forest fire management costs as the result of a below-average fire season, partially offset by emergency relief efforts at Fishing Lake and Waldsea Lake.

•	Community Resources is down $1.2 million from budget, primarily due to lower-than-expected Transitional Employment Allowance expenses and delays in staffing new positions added in the 2007-08 Budget, partially offset by increased spending for Vulnerable Children and Families and increased Saskatchewan Assistance Plan spending, mainly related to a shelter rate increase.

INTEREST COSTS

At mid-year, interest costs are projected to be down $15.0 million from budget, primarily due to:

•	the application of the 2006-07 surplus to debt reduction;

•	savings due to the increase in the value of the Canadian dollar; and,

•	lower-than-anticipated in-year borrowing costs.

FISCAL STABILIZATION FUND

The 2007-08 Budget relied on a transfer of $509.9 million from the FSF to the GRF.

The mid-year projection allows the GRF to be balanced without reliance on a transfer from the FSF.

At the same time, one-half of the pre-transfer GRF balance was transferred from the GRF to the FSF, bringing the projected year-end balance in the FSF to $1,151.0 million.

The balance remaining in the FSF at the end of 2007-08 will be combined with the balance remaining in the SIF and moved to the Growth and Financial Security Fund in accordance with legislation to be introduced in the fall session.

SASKATCHEWAN INFRASTRUCTURE FUND

The 2007-08 Budget included a transfer of $45.5 million from the SIF.

The mid-year projection eliminates the transfer from the SIF to the GRF for the Building Communities program and for municipal infrastructure – effectively funding these items from the GRF rather than from the SIF.

As a result, the 2007-08 year-end balance in the SIF is projected to be $105.1 million.

16	Mid-Year Report 2007-08 / Budget Update

SUMMARY STATEMENT OF SURPLUS

The 2007-08 summary statement balance is currently forecast to be a surplus of $948.8 million, an improvement of $1,650.1 million from the budgeted deficit of $701.3 million.

2007-08 SUMMARY FINANICAL SURPLUS/(DEFICIT)

(millions of dollars)	Change	Total
Budget 2007-08 SFS Deficit		$(701.3)

Changes from Budget
Treasury Board Organizations		+ 1,122.5
General Revenue Fund	+ 188.5
Fiscal Stabilization Fund	+ 773.4
Saskatchewan Infrastructure Fund	+ 45.5
Pension Adjustment	+ 53.4
Other Treasury Board Organizations	+ 61.7
CIC Board Organizations		+ 409.7
Not-for-Profit Insurance Organizations		+ 117.9

Total Change from Budget to Mid-Year		+ 1,650.1

Mid-Year SFS Surplus		$948.8

Mid-Year Report 2007-08 / Budget Update	17

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.

Public debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Total debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

SUMMARY OF TOTAL DEBT
As at March 31, 2008

(millions of dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt	$3,820.0	$3,477.4	$3,467.2	$(352.8)
Government Debt	7,308.6	6,908.9	6,878.2	(430.4)

Total Debt	$11,128.6	$10,386.3	$10,345.4	$(783.2)

Total debt is used in this Report. As shown below, the total debt of the GRF at March 31, 2008 is currently projected to be $783.2 million less than estimated in the Budget.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation debt is forecast to be $352.8 million lower than estimated in the Budget.

Government debt at March 31, 2008 is currently forecast to be $430.4 million lower than estimated in the Budget. This decrease is primarily due to a larger surplus in 2007-08 and the dedication of the 2006-07 surplus to debt reduction.

18	Mid-Year Report 2007-08 / Budget Update

TOTAL DEBT BY PURPOSE
As at March 31, 2008

(thousands of dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt
Information Services Corporation
of Saskatchewan	$21,047	$13,547	$13,547	$(7,500)
Investment Saskatchewan Inc.	3,919	3,919	3 ,919	--
Municipal Financing Corporation
of Saskatchewan	21,307	25,761	25,769	4,462
Saskatchewan Crop Insurance
Corporation	81,050	81,050	83,100	2,050
Saskatchewan Development Fund	678	260	350	(328)
Saskatchewan Housing Corporation	33,383	33,383	34,608	1,225
Saskatchewan Opportunities Corporation	44,700	42,800	37,600	(7,100)
Saskatchewan Power Corporation	2,481,528	2,260,930	2,247,854	(233,674)
Saskatchewan Telecommunications
Holding Corporation	435,459	289,032	290,456	(145,003)
Saskatchewan Water Corporation	36,830	39,330	37,526	696
SaskEnergy Incorporated	660,137	687,428	692,512	32,375

Crown Corporation Total Debt	$3,820,038	$3,477,440	$3,467,241	$(352,797)
Government Total Debt	7,308,622	6,908,927	6,878,200	(430,422)

Total Debt	$11,128,660	$10,386,367	$10,345,441	$(783,219)

BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2007-08 borrowing requirements are projected to be $720.7 million, $565.7 million lower than estimated in the Budget due to lower requirements for government purposes ($219.5 million) and for Crown corporations ($346.2 million).

SUMMARY STATEMENT OF TOTAL DEBT

GRF total debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others.

The GRF is not responsible for this other debt. The Summary Statement of Debt on page 30 calculates the total debt of government entities by listing both GRF debt and other debt.

Mid-Year Report 2007-08 / Budget Update	19

SUMMARY OF TOTAL DEBT
As at March 31, 2008

(millions of dollars)	Budget Estimate	Mid-Year Projection	Mid-Year Change from Budget
GRF Debt for Crown Corporations	3,820.0	3,467.2	(352.8)
GRF Debt for Government	7,308.6	6,878.2	(430.4)

GRF Total Debt	11,128.6	10,345.4	(783.2)
Other Debt	236.7	247.8	11.1

Summary Statement of Total Debt	$11,365.3	$10,593.2	$(772.1)

20	Mid-Year Report 2007-08 / Budget Update

General Revenue Fund
(GRF) Financial Tables

General Revenue Fund
Statement of Revenue

	(thousands of dollars)
	Budget	1st Quarter	Mid - Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Corporation Capital	$430,700	$430,700	$410,700	$(20,000)	$(20,000)
Corporation Income	460,000	460,000	604,600	144,600	144,600
Fuel	380,300	385,300	385,300	5,000	--
Individual Income	1,685,000	1,685,000	1,901,400	216,400	216,400
Sales	874,500	916,500	936,500	62,000	20,000
Tobacco	178,300	178,300	178,300	--	--
Other	96,100	96,100	96,100	--	--

Taxes	$4,104,900	$4,151,900	$4,512,900	$408,000	$361,000

Natural Gas	$189,900	$176,800	$143,100	$(46,800)	$(33,700)
Oil	895,500	1,046,300	1,231,200	335,700	184,900
Potash	324,800	197,300	276,500	(48,300)	79,200
Other	105,200	92,300	120,000	14,800	27,700
Forecast Adjustment -- WTI oil price	--	--	229,000	229,000	229,000
Forecast Adjustment -- exchange rate	--	--	(53,600)	(53,600)	(53,600)

Non-Renewable Resources	$1,515,400	$1,512,700	$1,946,200	$430,800	$433,500

Crown Investments Corporation of Saskatchewan	$200,000	$200,000	$200,000	$--	$--
Saskatchewan Liquor and Gaming Authority	350,700	354,500	364,200	13,500	9,700
Other Enterprises and Funds	46,100	46,100	47,700	1,600	1,600

Transfers from Crown Entities	$596,800	$600,600	$611,900	$15,100	$11,300

Fines, Forfeits and Penalties	$10,200	$10,200	$10,200	$--	$--
Interest, Premium, Discount and Exchange	75,300	75,300	85,300	10,000	10,000
Motor Vehicle Fees	134,900	134,900	134,900	--	--
Other Licences and Permits	34,600	34,600	33,300	(1,300)	(1,300)
Sales, Services and Service Fees	84,600	84,600	85,800	1,200	1,200
Transfers from Other Governments	17,100	16,400	16,600	(500)	200
Other	17,000	19,000	43,900	26,900	24,900

Other Revenue	$373,700	$375,000	$410,000	$36,300	$35,000

Own-Source Revenue	$6,590,800	$6,640,200	$7,481,000	$890,200	$840,800

Canada Health Transfer	$760,700	$755,500	$755,500	$(5,200)	$--
Canada Social Transfer	337,900	335,000	335,000	(2,900)	--
Equalization Payments	--	226,100	226,100	226,100	--
Other	179,900	302,900	310,600	130,700	7,700

Transfers from the Government of Canada	$1,278,500	$1,619,500	$1,627,200	$348,700	$7,700

Revenue	$7,869,300	$8,259,700	$9,108,200	$1,238,900	$848,500

22	Mid-Year Report 2007-08 / Budget Update

General Revenue Fund
Statement of Expense

	(thousands of dollars)
	Budget	1st Quarter	Mid - Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Executive Branch of Government
Advanced Education and Employment	$669,351	$672,060	$680,821	$11,470	$8,761
Agriculture and Food	301,107	301,107	300,654	(453)	(453)
Community Resources	625,209	625,209	624,032	(1,177)	(1,177)
Corrections and Public Safety	142,605	164,865	172,950	30,345	8,085
Culture, Youth and Recreation	90,193	120,193	104,182	13,989	(16,011)
Environment	193,335	193,335	185,085	(8,250)	(8,250)
Executive Council	9,302	9,302	9,560	258	258
Finance	43,488	43,488	43,896	408	408
- Public Service Pensions and Benefits	243,860	243,860	247,565	3,705	3,705
First Nations and Métis Relations	51,694	57,558	64,917	13,223	7,359
Forestry Secretariat	2,000	2,000	2,000	--	--
Government Relations	252,464	252,464	252,870	406	406
Health	3,446,123	3,455,723	3,474,259	28,136	18,536
Highways and Transportation	334,788	353,405	352,666	17,878	(739)
Industry and Resources	82,331	82,331	110,170	27,839	27,839
Information Technology Office	5,136	5,136	5,157	21	21
Justice	246,213	246,213	250,675	4,462	4,462
Labour	16,830	16,830	16,830	--	--
Learning	809,204	821,375	837,423	28,219	16,048
- Teachers' Pensions and Benefits	135,783	135,783	187,975	52,192	52,192
Northern Affairs	6,038	10,538	10,538	4,500	--
Property Management	11,848	11,848	11,848	--	--
Public Service Commission	16,741	16,741	26,122	9,381	9,381
Regional Economic and Co-operative Development	12,113	12,388	12,360	247	(28)
Saskatchewan Research Council	8,992	8,992	8,992	--	--

Legislative Branch of Government
Chief Electoral Officer	1,174	1,174	10,857	9,683	9,683
Children's Advocate	1,450	1,450	1,450	--	--
Conflict of Interest Commissioner	138	138	138	--	--
Information and Privacy Commissioner	675	675	675	--	--
Legislative Assembly	21,105	21,105	21,105	--	--
Ombudsman	1,935	1,935	1,935	--	--
Provincial Auditor	6,505	6,505	6,505	--	--

Operating Expense	$7,789,730	$7,895,726	$8,036,212	$246,482	$140,486
Debt Servicing	560,000	552,000	545,000	(15,000)	(7,000)

Expense	$8,349,730	$8,447,726	$8,581,212	$231,482	$133,486

Mid-Year Report 2007-08 / Budget Update	23

General Revenue Fund
Statement of Borrowing Requirements

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Borrowing for Crown Corporations

Municipal Financing Corporation
of Saskatchewan	$--	$8,900	$8,900	$8,900
Saskatchewan Opportunities Corporation	26,700	24,800	19,600	(7,100)
Saskatchewan Power Corporation	475,100	254,500	242,100	(233,000)
Saskatchewan Telecommunications
Holding Corporation	146,400	--	--	(146,400)
Saskatchewan Water Corporation	4,800	5,800	4,800	--
SaskEnergy Incorporated	70,200	97,491	101,591	31,391

Borrowing for Crown Corporations	$723,200	$391,491	$376,991	$(346,209)
Borrowing for Government	563,256	209,204	343,738	(219,518)

Total Borrowing Requirements	$1,286,456	$600,695	$720,729	$(565,727)

24	Mid-Year Report 2007-08 / Budget Update

General Revenue Fund
 Statement of Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Public Debt
Information Services Corporation
of Saskatchewan	$21,047	$13,547	$13,547	$(7,500)
Investment Saskatchewan Inc.	3,919	3,919	3,919	--
Municipal Financing Corporation
of Saskatchewan	21,307	25,761	25,769	4,462
Saskatchewan Crop Insurance Corporation	81,050	81,050	83,100	2,050
Saskatchewan Housing Corporation	33,383	33,383	34,608	1,225
Saskatchewan Opportunities Corporation	44,700	42,800	37,600	(7,100)
Saskatchewan Power Corporation	2,481,509	2,260,909	2,247,835	(233,674)
Saskatchewan Telecommunications
Holding Corporation	435,332	288,932	290,356	(144,976)
Saskatchewan Water Corporation	36,830	39,330	37,526	696
SaskEnergy Incorporated	660,137	687,428	692,512	32,375

Crown Corporation Public Debt	$3,819,214	$3,477,059	$3,466,772	$(352,442)
Government Public Debt	7,270,250	6,863,586	6,833,859	(436,391)

Public Debt	$11,089,464	$10,340,645	$10,300,631	$(788,833)
Guaranteed Debt	39,196	45,722	44,810	5,614

Total Debt	$11,128,660	$10,386,367	$10,345,441	$(783,219)

Crown Corporation Gross Debt	$4,179,305	$3,837,150	$3,821,950	$(357,355)
Crown Corporation Sinking Funds	(360,091)	(360,091)	(355,178)	4,913

	$3,819,214	$3,477,059	$3,466,772	$(352,442)
Crown Corporation Guaranteed Debt	824	381	469	(355)

Crown Corporation Total Debt	$3,820,038	$3,477,440	$3,467,241	$(352,797)

Government Gross Debt	$8,292,269	$7,885,605	$7,811,359	$(480,910)
Government Sinking Funds	(1,022,019)	(1,022,019)	(977,500)	44,519

	$7,270,250	$6,863,586	$6,833,859	$(436,391)
Government Guaranteed Debt	38,372	45,341	44,341	5,969

Government Total Debt	$7,308,622	$6,908,927	$6,878,200	$(430,422)

Total Debt	$11,128,660	$10,386,367	$10,345,441	$(783,219)

Mid-Year Report 2007-08 / Budget Update	25

General Revenue Fund
Statement of Guaranteed Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporations
The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$19	$21	$19	$--
The Saskatchewan Development Fund Act
Guaranteed Investments	678	260	350	(328)
The Saskatchewan Telecommunications Act
TeleBonds - series 1 (matured)	127	100	100	(27)

Guaranteed Debt for Crown Corporations	$824	$381	$469	$(355)

Other

The Economic and Co-operative Development Act
Vanguard Incorporated	$1,250	$1,250	$1,250	$--
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	18,417	20,000	20,000	1,583
Feeder Associations Loan Guarantees	14,778	15,000	15,000	222
Feedlot Construction Loan Guarantees	2,749	6,000	6,000	3,251
Individual Feedlot Loan Guarantees	75	2,000	2,000	1,925
Feedlot Equity Loan Guarantees	1,000	1,000	--	(1,000)
The Housing and Special Care Homes Act
Senior Citizen's Housing	29	29	29	--
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	23	--	--	(23)
The Student Assistance and Student Aid Fund Act	51	62	62	11

Total Other	$38,372	$45,341	$44,341	$5,969

Total Guaranteed Debt	$39,196	$45,722	$44,810	$5,614

26	Mid-Year Report 2007-08 / Budget Update

Summary Statement
Financial Tables

Government of Saskatchewan
 Summary Statement of Surplus

	(millions of dollars)
	Estimated 2007-08	Forecast 2007-08	Change
Treasury Board Organizations [1]

General Revenue Fund (GRF)	$75.0	$263.5	$188.5
Fiscal Stabilization Fund	(509.9)	263.5	773.4
Saskatchewan Infrastructure Fund	(45.5)	--	45.5
Agricultural Credit Corporation of Saskatchewan	2.9	2.7	(0.2)
Community Initiatives Fund	0.5	0.5	--
Liquor and Gaming Authority	350.7	364.2	13.5
Regional Colleges	(2.2)	1.8	4.0
Regional Health Authorities	(0.1)	45.3	45.4
Saskatchewan Agricultural Stabilization Fund	0.3	(1.9)	(2.2)
Saskatchewan Cancer Foundation	(3.3)	(2.0)	1.3
Saskatchewan Communications Network Corporation	--	--	--
Saskatchewan Gaming Corporation	32.5	36.1	3.6
Saskatchewan Health Information Network	23.4	25.3	1.9
Saskatchewan Housing Corporation	--	--	--
Saskatchewan Institute of Applied Science and Technology	(0.4)	(2.9)	(2.5)
Saskatchewan Research Council	0.5	0.6	0.1
Saskatchewan Student Aid Fund	(6.5)	0.9	7.4
Saskatchewan Watershed Authority	(2.1)	(1.8)	0.3
Other Organizations	8.2	14.3	6.1
Interagency Accounting Adjustments	72.1	72.1	--
Adjustment to account for pension costs on an accrual basis	(380.0)	(326.6)	53.4

	$(383.9)	$755.6	$1,139.5
Dividends included in GRF surplus	(383.3)	(400.3)	(17.0)

Surplus (Deficit) of Treasury Board Organizations	$(767.2)	$355.3	$1,122.5

CIC Board Organizations [2]

Crown Investments Corporation (non-consolidated) [3]	$(40.2)	$360.9	$401.1
Information Services Corporation	7.5	20.3	12.8
Investment Saskatchewan Inc.	27.8	38.8	11.0
SaskEnergy Incorporated	69.1	82.7	13.6
Saskatchewan Government Insurance	37.8	22.7	(15.1)
Saskatchewan Opportunities Corporation	4.4	3.6	(0.8)
Saskatchewan Power Corporation	135.0	116.0	(19.0)
Saskatchewan Telecommunications Holding Corporation	61.4	67.7	6.3
Saskatchewan Transportation Company	(0.5)	(0.5)	--
Saskatchewan Water Corporation	(0.4)	(0.4)	--
Other	0.2	--	(0.2)

	$302.1	$711.8	$409.7
Dividends included in GRF surplus	(200.0)	(200.0)	--

Retained Surplus of CIC Board Organizations	$102.1	$511.8	$409.7

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(665.1)	$867.1	$1,532.2

28	Mid-Year Report 2007-08 / Budget Update

Government of Saskatchewan
 Summary Statement of Surplus

	(millions of dollars)
	Estimated 2007-08	Forecast 2007-08	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(665.1)	$867.1	$1,532.2

Not-for-Profit Insurance Organizations

Saskatchewan Auto Fund	$(57.9)	$(57.9)	$--
Saskatchewan Crop Insurance Corporation	(14.8)	39.9	54.7
Crop Reinsurance Fund of Saskatchewan	34.8	45.5	10.7
Workers' Compensation Board (Saskatchewan)	1.7	54.2	52.5

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$(36.2)	$81.7	$117.9

Surplus (Deficit)	$(701.3)	$948.8	$1,650.1

1	The budgets of these organizations include grants from the GRF and are subject to Treasury Board Review.
2	The budgets of these organizations are on a calendar year basis and may include grants from CIC.
3	Excludes dividend revenue from subsidiaries.

Mid-Year Report 2007-08 / Budget Update	29

Government of Saskatchewan
 Summary Statement of Debt

	(millions of dollars)
	Budget	Mid-Year			Mid-Year Change from
	Estimate	GRF Debt	Other Debt	Debt	Budget
Treasury Board Organizations
Government Public Debt	$7,270.2	$6,833.9	$--	$6,833.9	$(436.3)

Municipal Financing Corporation
of Saskatchewan	$21.3	$25.8	$--	$25.8	$4.5
Regional Health Authorities	80.0	--	96.1	96.1	16.1
Saskatchewan Gaming Corporation	24.9	--	24.2	24.2	(0.7)
Saskatchewan Housing Corporation	45.5	34.6	12.1	46.7	1.2
Other Treasury Board Organizations	2.6	--	2.2	2.2	(0.4)

Public Debt of Other
Treasury Board Organizations	$174.3	$60.4	$134.6	$195.0	$20.7

Public Debt of Treasury Board Organizations	$7,444.5	$6,894.3	$134.6	$7,028.9	$(415.6)

CIC Board Organizations
Information Services Corporation
of Saskatchewan	$21.0	$13.5	$--	$13.5	$(7.5)
Investment Saskatchewan Inc.	3.9	3.9	--	3.9	--
Saskatchewan Opportunities Corporation	44.7	37.6	--	37.6	(7.1)
Saskatchewan Power Corporation	2,567.3	2,247.8	85.7	2,333.5	(233.8)
Saskatchewan Telecommunications	442.5	290.4	6.7	297.1	(145.4)
Saskatchewan Water Corporation	36.8	37.5	--	37.5	0.7
SaskEnergy Incorporated	667.8	692.5	7.6	700.1	32.3

Public Debt of CIC Board Organizations	$3,784.0	$3,323.2	$100.0	$3,423.2	$(360.8)

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance
Corporation	81.0	83.1	--	83.1	2.1

Public Debt of Not-for-Profit
Insurance Organizations	$81.0	$83.1	$--	$83.1	$2.1

Public Debt	$11,309.5	$10,300.6	$234.6	$10,535.2	$(774.3)
Guaranteed Debt	55.8	44.8	13.2	58.0	2.2

Total Debt	$11,365.3	$10,345.4	$247.8	$10,593.2	$(772.1)

Government Purpose	$7,308.6	$6,878.2	$--	$6,878.2	$(430.4)
Other Treasury Board Organizations	186.3	60.8	143.9	204.7	18.4
CIC Board Organizations	3,789.4	3,323.3	103.9	3,427.2	(362.2)
Not-for-Profit Organizations	81.0	83.1	--	83.1	2.1

Total Debt	$11,365.3	$10,345.4	$247.8	$10,593.2	$(772.1)

30	Mid-Year Report 2007-08 / Budget Update